Laurence A. Tosi
[Logo Omitted]  Merrill Lynch                                Finance Director

                                                    Merrill Lynch & Co., Inc.

                                                 World Financial Center Fl 31
                                                          New York, NY  10080
                                                         Tel:  (212) 449-5203
                                                          Fax:  (212)738-3996
                                                         Laurence_tosi@ml.com
June 14, 2006

BY HAND

Ms. Sharon Blume
Reviewing Accountant
Securities and Exchange Commission
100 F Street, NW
Washington, DC  20549

Re:     Merrill Lynch & Co., Inc.
        Form 10-K for the Fiscal Year Ended December 30, 2005
        Form 10-Q for the Fiscal Quarter Ended March 31, 2006
        File No. 1-07182


Dear Ms. Blume:

This letter provides the response of Merrill Lynch & Co., Inc. ("Merrill Lynch") to the comments from the staff of the Securities and Exchange Commission (the "Commission") on the Annual Report on Form 10-K for the year ended December 30, 2005 ("2005 Annual Report") and form 10-Q for the Fiscal Quarter Ended March 31, 2006 contained in your letter dated June 1, 2006 addressed to Mr. Jeffrey N. Edwards. For your convenience, we have included your comments in bold type along with our responses thereto.

Form 10-K for the Fiscal Year Ended December 30, 2005
-----------------------------------------------------

Consolidated Statements of Earnings, page 67
--------------------------------------------

Comment 1:
---------

We note that you do not separately present the costs and expenses applicable to services on your Statements of Earnings. We also note that you report revenues inclusive of interest income, dividend income and interest expense and that you do not separately present operating and non-operating income and expenses. Please tell us:


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Securities and Exchange Commission
June 14, 2006
Page 2


     o whether you track costs related to each of your separately presented revenue line items;

     o your basis for reporting revenues inclusive of interest income, dividend income and interest expense; and

     o your basis for not separately presenting operating and non-operating income and expenses.

     Refer to Rule 5-01 and 5-03 of Regulations S-X.

Response 1:
----------

Merrill Lynch does not track costs related to its separately presented revenue line items.

Merrill Lynch believes it has complied with Rule 5-01 of Regulation S-X ("Reg S-X") in the presentation of its income statement. We note that Reg S-X 5-03(a) states that the purpose of this rule is to indicate the various line items, which, if applicable, should appear on the income statement. We also note that the title of Article 5 of Reg S-X indicates its direct relevance to commercial and industrial companies, and Reg S-X 5-01 explicitly excludes certain types of financial services firms whose businesses are more analogous to Merrill Lynch's businesses. Merrill Lynch also notes that Article 9 of Reg S-X for bank holding companies does not distinguish between operating and non-operating revenues and expenses. While recognizing that Merrill Lynch is not a bank holding company, this presentation is more applicable to our business than Rule 5-01 of Reg S-X. In our presentation, which is consistent with all of our peer companies, as well as other global financial services firms, we have presented the applicable line items for our businesses and we have noted that we do not distinguish between operating and non-operating income and expenses as we consider all the various components of our revenues and expenses as operating items.

Unlike manufacturing and many consumer related product companies, interest income, dividend income and interest expense are an integral part of trading activities and the products and services offered to clients by financial services companies (i.e. the amounts are operating revenues and expenses). As noted in Note 3 to the Consolidated Financial Statements in Merrill Lynch's 2005 Annual Report, management views net interest and dividend income as a component of net revenues in evaluating its results. What is relevant to management, as well as analysts and investors, is net interest and dividends, not gross dividend and interest revenue and interest expense. Presentation on a gross basis would introduce an irrelevant degree of volatility to both revenues and expenses that would not benefit users of Merrill Lynch's financial statements nor be reflective of how Merrill Lynch manages its business. In discussing this point with a Merrill Lynch analyst who covers the financial services industry, the analyst stated that if a financial services company reported interest on a gross basis, analysts and investors would adjust the reported numbers to reflect interest on a net basis included within net revenues. Again, given the interrelationship between the revenues and expenses and the products and services provided to clients for the financial services industry, the most appropriate categorization of these items are within the parameters of net sales and gross revenues as described in Reg S-X 5-03(b)1.


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Securities and Exchange Commission
June 14, 2006
Page 3


Consolidated Statements of Cash Flows, page 72
----------------------------------------------

Comment 2:
---------

Please tell us the composition of the line item "Loans, notes and mortgages, net" for each period presented.

Response 2:
----------

Loans, notes and mortgages, net, as disclosed in Merrill Lynch's cash flows from investing activities, include cash flows from loan originations, purchases and sales of both loans held for investment and loans held for sale. The composition of cash flows from loans, notes and mortgages for the years ended 2005, 2004 and 2003 is as follows:

-------------------------------------------------------------------------------
(dollars in millions)                          2005        2004         2003
-------------------------------------------------------------------------------
Loans Held for Investment                  $  (9,680)   $  (902)    $ (11,231)
-------------------------------------------------------------------------------
Loans Held for Sale                           (3,297)    (1,332)       (1,394)
-------------------------------------------------------------------------------
Total loans, notes and mortgages, net      $ (12,977)  $ (2,234)    $ (12,625)
-------------------------------------------------------------------------------

Beginning with the second quarter 2006 10-Q filing, Merrill Lynch will disclose the cash flows associated with loans held for sale within cash flows from operating activities and the cash flows associated with loans held for investment within cash flows from investing activities. Additionally, prior periods will be reclassified to conform to this presentation.

Comment 3:
---------

We note that your loans held-for-sale include commercial loans in the process of being syndicated, certain purchased automobile loans and certain residential mortgage loans which are typically sold via securitization. Please provide us with the following information regarding these loans for each period presented:

     o tell us how you report cash flows from originations, purchases and sales/securitizations of the loans; and

     o tell us when you determine to classify the loans as held-for-sale, specifically, at or subsequent to origination/purchase.

     Refer to paragraph 9 of SFAS 102.


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Securities and Exchange Commission
June 14, 2006
Page 4


Response 3:
----------

As noted in the preceding comment, cash flows from originations, purchases and sales pertaining to loans held for sale are included in cash flows from investing activities along with the cash flows from loans held for investment.

     The determination to classify loans, notes and mortgages as either held for sale or held for investment is made at the origination or purchase date based on the intent at that time.

Notes to Consolidated Financial Statements
------------------------------------------

Note 1.  Summary of Significant Accounting Policies
---------------------------------------------------

Accounting for Derivatives and Hedging Activities, page 79
----------------------------------------------------------

Comment 4:
---------

For each type of hedging relationship entered into during the periods presented, please tell us how you determined that they met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133. Specifically address the following for each type of hedging relationship:

     o    the nature and terms of the hedged item or transaction;
     o    the nature and terms of the derivative instruments;
     o    the specific documented risk being hedged;
     o    the type of SFAS 133 hedge (fair value, cash flow, etc.); and
     o the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis.

Response 4:
----------

As noted in Note 1 to the Consolidated Financial Statements in Merrill Lynch's 2005 Annual Report, Merrill Lynch enters into numerous hedging relationships in the ordinary course of business. Merrill Lynch has policies and procedures which require that for each hedging relationship, at the inception of the hedge, there is documentation of the hedging relationship and the risk management purpose of the hedge including identification of the hedging instrument, the hedged item, the nature of the risks being hedged and the method of assessing hedge effectiveness. Merrill Lynch formally assesses, both at inception of the hedge and on an ongoing basis, whether the hedge derivative is highly effective in offsetting changes in fair value or cash flows of the hedged item.


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Securities and Exchange Commission
June 14, 2006
Page 5

The following lists the types of accounting hedging relationships entered into during the periods presented:

Fair Value Hedges
-----------------


-------------------------------------------------------------------------------------------------------------
Hedged Item         Exposure being    Hedging instrument    Measures used to assess     Measures used to
                    hedged                                  effectiveness on a          assess
                                                            prospective basis           effectiveness on a
                                                                                        retrospective basis
-------------------------------------------------------------------------------------------------------------
Merrill Lynch       Interest rate     Interest rate swaps   DV01* or ratio of           Dollar-Offset
debt issuances      risk                                    expected change in the
                                                            price of the hedge
                                                            instrument to the
                                                            expected change in
                                                            value of the
                                                            hedged item under
                                                            various interest
                                                            rate shock
                                                            scenarios
-------------------------------------------------------------------------------------------------------------
Marketable          Interest rate     Interest rate swaps   DV01                        Dollar-Offset
securities          risk
-------------------------------------------------------------------------------------------------------------
Resale Agreements   Interest rate     Interest rate swaps   DV01                        Dollar-Offset
                    risk              and swaptions
-------------------------------------------------------------------------------------------------------------
Commodity           Commodity price   Futures and forwards  Regression   Analysis       Regression Analysis
inventory           risk
-------------------------------------------------------------------------------------------------------------

* - DV01 represents the change in value of an asset/liability associated with a one basis point change in the risk being hedged.

Cash Flow Hedges
----------------

In limited instances, Merrill Lynch has designated interest rate swaps as hedging the exposure to variability in expected future cash flows related to variable rate loans and securities ("cash flow hedges"). Similar designation forms as those used for fair value hedges, appropriately tailored, are used to document these hedging relationships. Historically, these cash flow hedges have not been material to Merrill Lynch's consolidated financial statements.

Securities and Exchange Commission
June 14, 2006
Page 6

Hedges of Net Investments In Foreign Operations
-----------------------------------------------

Merrill Lynch hedges the foreign currency exposure arising from net investments in subsidiaries denominated in functional currencies other than the U.S. dollar. Derivatives used to hedge this currency risk include forwards, options, currency swaps and foreign currency denominated debt.

Comment 5:
---------

Please tell us whether you use the short-cut method or matched terms for assuming no ineffectiveness for any of your hedging relationships that qualify for hedge accounting treatment under SFAS 133. If so, please tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

Response 5:
----------

Merrill Lynch uses the short-cut method for assuming no ineffectiveness for fair value hedges of certain fixed-rate debt issuances and fixed rate resale agreements. Merrill Lynch has policies and procedures which ensure that the requirements listed in paragraph 68a through 68h of SFAS 133 are complied with when assuming no ineffectiveness in a hedge of a debt issuance or fixed rate resale agreement with an interest rate swap by requiring that the terms of the hedged item be mirrored in the related interest rate swap. These requirements are carefully reviewed and documented at inception of the hedge designation.




                              *    *    *    *

Securities and Exchange Commission
June 14, 2006
Page 7

Merrill Lynch acknowledges that:

     o Merrill Lynch is responsible for the adequacy and accuracy of the disclosure in its 2005 Annual Report and Form 10-Q for the Fiscal Quarter Ended March 31, 2006 filed with the Commission;

     o Comments of the Commission staff or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o Merrill Lynch may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this response satisfies your concerns. As always, we look forward to continued dialogue on financial reporting issues. If you have any questions concerning this response, please do not hesitate to contact me at (212) 449-5203 or our Global Controller, Kathleen Skero, at (212) 449-0173.



                                               Sincerely,



                                               Laurence Tosi
                                               Finance Director
                                               Principal Accounting Officer



Cc:      Mr. Dave Irving, Staff Accountant
         Mr. Jeffrey Edwards, Chief Financial Officer